Exhibit 21.1
SUBSIDIARIES
Thryv Holdings, Inc., a Delaware corporation, had the U.S. and international subsidiaries shown below as of March 2, 2021. Thryv Holdings, Inc. is not a subsidiary of any other entity.

Name of Subsidiary	Jurisdiction
Thryv, Inc.	Delaware
Thryv International Holding, LLC	Delaware
Thryv Small Business Foundation	Delaware
Thryv International Treasury Limited	Malta
Thryv Becketts Limited	Malta
Thryv Parabolica Limited	Malta
Thryv Australia Pty Ltd	Australia
Sunshine Newco Pty Limited	Australia
Sensis Holding Limited	United Kingdom
Sensis Holding II Limited	United Kingdom
Project Strawberry Holding Limited	United Kingdom
Project Sunshine I Pty Limited	Australia
Project Sunshine II Pty Limited	Australia
Project Sunshine III Pty Limited	Australia
Project Sunshine IV Pty Limited	Australia
Life Events Media Pty Limited	Australia
Australian Local Search Pty Limited	Australia
Citysearch Australia Pty Limited	Australia
Sensis Holdings Pty Limited	Australia